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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                   ANNUAL REPORT

                           PURSUANT TO SECTION 15(D) OF THE

                           SECURITIES EXCHANGE ACT OF 1934


   FOR THE YEAR ENDED DECEMBER 31, 1993      COMMISSION FILE NUMBER 1-3157


                            INTERNATIONAL PAPER COMPANY
                              RETIREMENT SAVINGS PLAN
                              (FULL TITLE OF THE PLAN)


                            INTERNATIONAL PAPER COMPANY
                              TWO MANHATTANVILLE ROAD
                                 PURCHASE, NY 10577
                            TELEPHONE:  (914) 397-1500

        (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND
                 THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)


                                     13-0872805
                        (I.R.S. EMPLOYER IDENTIFICATION NO.)





===============================================================================

   Financial Statements.

   Financial statements for the International Paper Company Retirement Savings Plan and the report of Arthur Andersen & Co. with respect thereto are as follows:

                                                                        Page(s)
                                                                        -------
          Report of Independent Public Accountants ...................      2

          Statements of Net Assets Available for Benefits
            -December 31, 1993 and 1992 ...............................    3-4

          Statements of Changes in Net Assets Available for Benefits
            -Year Ended December 31, 1993 and Three Months Ended
              December 31, 1992 .......................................    5-6

          Notes to Financial Statements ..............................     7-15

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


  TO THE PLAN ADMINISTRATOR OF THE INTERNATIONAL PAPER COMPANY
      RETIREMENT SAVINGS PLAN:

      We have audited the accompanying statements of net assets available for benefits of the International Paper Company Retirement Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the year ended December 31, 1993, and the three months ended December 31, 1992. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the International Paper Company Retirement Savings Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993, and the three months ended December 31, 1992, in conformity with generally accepted accounting principles.

  Arthur Andersen & Co.

  Memphis, Tennessee,
    June 15, 1994.

                                    INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                     December 31, 1993

                                                       (in thousands)


                                               Fixed           Company     Diversified
                                              Income            Stock        Equity       Balanced
                                               Fund              Fund         Fund          Fund        Total
                                             -------           -------     -----------    --------     -------


   Equity in Net Assets
     of International Paper
     Company Combined Defined
     Contribution Trust Fund
     (Note 1) ...............                $25,323           $14,864          $2,024       $   65      $42,276
                                             -------           -------          ------       ------      -------

   NET ASSETS AVAILABLE
     FOR BENEFITS ...........                $25,323           $14,864          $2,024       $   65      $42,276
                                             =======           =======          ======       ======      =======



                                         The accompanying Notes to Financial Statements
                                        are an integral part of this financial statement.


                                   3


                                       INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN

                                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                        December 31, 1992

                                                         (in thousands)


                                                  Fixed      Company     Diversified
                                                 Income       Stock        Equity
                                                  Fund         Fund         Fund        Total
                                                -------      -------     -----------   -------


        Equity in Net Assets
          of International Paper
          Company Combined Defined
          Contribution Trust Fund
          (Note 1) ...............              $18,468      $11,043       $1,771      $31,282
                                                -------      -------       ------      -------

        NET ASSETS AVAILABLE
          FOR BENEFITS ...........              $18,468      $11,043       $1,771      $31,282
                                                =======      =======       ======      =======


                                            The accompanying Notes to Financial Statements
                                           are an integral part of this financial statement.


                                   4

                                      INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                     Year Ended December 31, 1993

                                                            (in thousands)



                                                  Fixed       Company     Diversified
                                                 Income        Stock         Equity     Balanced
                                                  Fund          Fund          Fund        Fund      Total
                                                --------      --------    -----------   --------   -------

      Increase attributable to:
        Equity in investment
        activities of Combined
        Defined Contribution
        Trust Fund (Note 1) ......              $ 1,322       $   747        $  154      $    4    $ 2,227
                                                -------       -------        ------      ------    -------
      Participants' contributions.                  336         2,796           148          19      3,299
                                                -------       -------        ------      ------    -------

      Company contributions (net
        of participant forfeitures
        of $66)...................                  945         1,514          -            -        2,459
                                                -------       -------        ------      ------    -------

      Distributions and
        withdrawals ..............               (1,553)       (1,140)         (156)         (3)    (2,852)
                                                -------       -------        ------      ------    -------
      Administrative fees and
        expenses .................                  (49)          (28)           (2)        -          (79)
                                                -------       -------        ------      ------    -------

      Transfers (to) from other
        funds ....................                 (127)          (44)          126          45       -
                                                -------       -------        ------      ------    -------

      Transfers (to) from other
        plans (Note 6) ...........                5,981           (24)          (17)        -        5,940
                                                -------       -------        ------      ------    -------
        Increase in net
        assets ...................                6,855         3,821           253          65     10,994

      Net Assets Available for
        Benefits:
        December 31, 1992 ........               18,468        11,043        $1,771         -      $31,282
                                                -------       -------        ------      ------    -------

        December 31, 1993 ........              $25,323       $14,864        $2,024      $   65    $42,276
                                                =======       =======        ======      ======    =======

                                  The accompanying Notes to Financial Statements
                                 are an integral part of this financial statement.


                                   5

                                         INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN
                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                 Three Months Ended December 31, 1992

                                                            (in thousands)

                                                          Fixed   Company   Diversified
                                                         Income    Stock      Equity
                                                          Fund      Fund       Fund        Total
                                                        -------   -------   -----------   -------
      Increase (decrease) attributable to:
        Equity in investment activities
        of Combined Defined Contribution
        Trust Fund (Note 1) ................            $    23   $    68       $ -       $    91
                                                        -------   -------       ------    -------


      Participants' contributions ..........                 88       115         -           203
                                                        -------   -------       ------    -------
      Company contributions (net of
        participant forfeitures of $1) .....                -          78         -            78
                                                        -------   -------       ------    -------

      Distributions and withdrawals ........                (18)      (23)        -           (41)
                                                        -------   -------       ------    -------

      Administrative fees and expenses .....                 (1)       (1)        -            (2)
                                                        -------   -------       ------    -------

      Transfers (to) from other funds ......                 (1)        1         -           -
                                                        -------   -------       ------    -------
      Transfers from other plans ...........             17,313     9,530        1,771     28,614
                                                        -------   -------       ------    -------

      Increase in net assets ...............             17,404     9,768        1,771     28,943

      Net Assets Available for Benefits:
        October 1, 1992 ....................              1,064     1,275         -         2,339
                                                        -------   -------       ------    -------

        December 31, 1992 ..................            $18,468   $11,043       $1,771    $31,282
                                                        =======   =======       ======    =======


                                               The accompanying Notes to Financial Statements
                                             are an integral part of this financial statement.

                                   6

          INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS


  NOTE 1.  Description of the Retirement Savings Plan

    General

     The Retirement Savings Plan (the "Plan") is a defined contribution plan providing retirement benefits to certain designated groups of non-bargaining employees of International Paper Company and subsidiaries (the "Company"). The Plan was established January 1, 1991, for certain designated employees not eligible to contribute to any other tax-qualified defined contribution plan of the Company.

     The assets of the Plan are held by State Street Bank and Trust Company (the "Trustee") and administered under a master trust agreement (referred to herein as the "Combined Defined Contribution Trust Fund"). All administrative costs are charged to the Plan.

     Selected financial data of the Combined Defined Contribution Trust Fund is included in Note 7. As of December 31, 1993 and 1992, the Plan's net assets consisted of an equity percentage in the net assets of the Combined Defined Contribution Trust Fund as follows:

                                                 Percent of Equity
                                                 -----------------
           Investment Fund                       1993       1992
           ---------------                       ------     ------

     Fixed Income Fund .............               7%         5%
     Company Stock Fund ............               2%         2%
     Diversified Equity Fund .......               4%         6%
     Balanced Fund .................               -%         -%

     It is the Company's intention to continue the Plan. However, it reserves the right to amend, suspend or terminate the Plan at any time. In the event of termination, assets of the Plan will be used solely for the benefit of the participants and their beneficiaries.

    Contributions

     Participants in the Plan can make basic contributions on either a before-tax or after-tax basis (but not both). The Company will make a matching contribution on the participants' basic contributions. All employee basic and Company matching contributions are invested in the Company Stock Fund. In addition, participants can make supplemental contributions on a before-tax or an after-tax basis (but not both), provided the participant has made the maximum basic contributions. The Company does not make any contributions matching the supplemental contributions. Supplemental contributions may be invested in the Company Stock Fund, the Fixed Income Fund, the Balanced Fund and the Diversified Equity Fund in multiples of 10%. Employee contributions are subject to statutory limitations on annual contributions.

             INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN

     Participants from the Company's Lock Haven and Nicolet locations can make basic and supplemental contributions from 1% to 4% of prior year's total pay. The Company will make matching contributions equal to 50% of the participants' basic contributions.

     For all other participants, basic and supplemental contributions may be made on a set weekly dollar amount (usually $3, $6, $9, $12 and $15). Company matching contributions are made according to the following schedule:

       Years of Service             Company Matching Contributions
       ----------------             ------------------------------

     Less than 10                       50% of basic contributions
     10 but less than 15                75% of basic contributions
     15 or more                        100% of basic contributions

     For those participants covered by a pension formula based on the former Retirement Thrift Plan - Defined Benefit Portion, a Company fixed contribution is made for each week worked, based on a set dollar amount which varies by location, and is invested in the Fixed Income Fund.

     A participant becomes vested in the shares of Company stock purchased with Company matching contributions, including shares purchased with reinvested dividends, according to the following schedule:

            Years of Vesting Service            Percent Vested
            ------------------------            --------------

       Less than 3 ......................               0%
       3 but less than 4 ................              35%
       4 but less than 5 ................              70%
       5 or more ........................             100%

     A participant also becomes fully vested if one of the following occurs: (1) attainment of age 65 while employed by the Company; (2) termination of employment due to permanent closing of work facility departments; or (3) termination of employment due to death or total disability.

     The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus or savings plans.

    Participation

     An employee is eligible to participate in the Plan if the employee:
  (1) is a union-free hourly employee; (2) is not contributing to another qualified defined contribution plan sponsored by the Company; (3) is employed on a non-temporary basis; and (4) has completed 12 months of continuous employment from the date of hire. As of December 31, 1993 and 1992, there were 7,794 and 5,439 participants, respectively, in the Plan. Participant contributions to the Plan are voluntary.

            INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN

  NOTE 1.  Description of the Retirement Savings Plan - (Continued)

    Valuation of Participants' Accounts

     Participants' accounts in each fund are adjusted to reflect their contributions during each month and the effect of income (collected and accrued), realized and unrealized gains and losses, expenses and all other transactions during such month. As of the end of each month, an allocation is made to each participant's account of the Company common stock provided by Company matching contributions during such month, and such account is adjusted to reflect dividends paid or any rights, warrants or options issued on such shares previously allocated to the participant.

    Distributions and Withdrawals

     Distributions are normally made when a participant retires, terminates employment or dies. With the exception of the Company Stock
  Fund, distributions are in cash for the value of the participant's account. Distributions from the Company Stock Fund are either in cash, shares of common stock or both.

     A participant may make partial or full general withdrawals in the following order: (1) all or part of the value of supplemental after-tax contributions and basic after-tax contributions made prior to the last
  24 months without a suspension of future Company matching contributions;
  (2) all or part of the value of the basic after-tax contributions made during the last 24 months, with future Company matching contributions suspended for three months; (3) all or part of the value of a rollover account, if any; and (4) all or part of the value of Company matching contributions made 24 months prior to January 1, 1993, with future Company matching contributions suspended for six months.

     Participants who have attained age 59 1/2 may withdraw the value of their before-tax contributions and the value of all vested Company matching contributions, in addition to other amounts available under a general withdrawal, with all contributions suspended for six months.

     If the total amount available to a participant under a general withdrawal is insufficient to meet his or her financial needs, a participant who has not attained age 59 1/2 may apply to the plan administrator for a "hardship" withdrawal of part or all of the amount of vested Company matching contributions made before the last 24 months, before-tax contributions and certain earnings thereon, with all contributions suspended for 12 months.

     Withdrawals may be made at intervals of at least 12 months.

     Subject to statutory limitations, loans are also available to participants up to (on a cumulative outstanding basis) the lesser of 50% of the vested value of the employee's account or $50,000 less the excess of the highest outstanding loan balance during the preceding twelve months over the outstanding balance of loans from the Plan on the date the loan is made.

             INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN

    Forfeitures

     Any unvested Company contributions forfeited by an employee upon termination of employment are credited against Company contributions.

  NOTE 2.  Accounting Policies

     The financial statements of the Plan have been prepared on the accrual basis of accounting. The Plan's net assets available for benefits consists of the Plan's equity in the net assets of the Combined Defined Contribution Trust Fund. Investments in the Company Stock Fund, the Diversified Equity Fund, the Balanced Fund and portions of the Fixed Income Fund are reflected at the quoted market value as of the Plan's year end. Investments in group annuity and investment contracts are reflected at cost plus interest earned through the Plan's year end.

     The Plan accounts for realized and unrealized appreciation or depreciation of Plan assets using the current value approach, as required by the Department of Labor. This approach requires that realized and unrealized appreciation or depreciation of plan assets be based on the value of the assets as of the beginning of the plan year or at the time of purchase during the year.

     Contributions, benefit payments and transfers are specifically identified with the Plan. Net investment income of the Combined Defined Contribution Trust Fund is allocated to the Plan in proportion to the Plan's equity in the Combined Defined Contribution Trust Fund.

  NOTE 3.  Investments

     The assets of the Fixed Income Fund are primarily invested in group annuity and investment contracts with various life insurance companies, commercial banks and other financial institutions, under which each issuer agrees to repay the principal amount plus interest according to the terms of the contract. The ultimate realization of the contract amount is dependent upon the financial condition of the issuer. The Fixed Income Fund's primary investment manager is Bankers Trust Investment Management Group. An additional market-value bond component of the fund is managed by the Pacific Investment Management Company.

     The assets of the Company Stock Fund consist of shares of Company common stock.

     The assets of the Diversified Equity Fund consist primarily of an interest in a diversified common stock fund managed by the Vanguard Group of Investment Companies.

     The assets of the Balanced Fund consist primarily of an interest in the Wellington Fund, a mutual fund sponsored by the Vanguard Group of Investment Companies.

     Occasionally, the funds hold cash on a temporary basis pending investment or withdrawals. Cash balances are invested in the Trustee's short-term investment fund.

             INTERNATIONAL PAPER COMPANY RETIREMENT SAVINGS PLAN

  NOTE 4.  Federal Income Taxes

     The Plan was implemented effective January 1, 1991. Before the end of the "remedial amendment period", as defined in the U.S. Treasury regulations, the Company will file an application with the Internal Revenue Service ("IRS") for a formal determination that the Plan qualifies under the provisions of Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"), and that the trust is exempt from federal income tax under the provisions of Section 501 of the Code.

     In the opinion of management, the Plan in form and in operation satisfies the requirements of Sections 401 and 501 of the Code.
  Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

  NOTE 5.  Contributions Receivable

     Contributions receivable from participants and the Company as of December 31, 1993 and 1992, were remitted to the Trustee during 1994 and 1993, respectively.

  NOTE 6.  Significant Transfers

     Effective at the close of business on December 31, 1993, assets totalling $5,840,378 for the participants of the Hourly Savings Plan at the Androscoggin Mill were transferred into the Plan.


 NOTE 7.  Selected financial data of the Combined Defined
          Contribution Trust Fund:

                                                INTERNATIONAL PAPER COMPANY
                                          COMBINED DEFINED CONTRIBUTION TRUST FUND
                                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                     DECEMBER 31, 1993
                                                       (in thousands)


                                              Fixed   Company   Diversified                   USG        Real
                                             Income    Stock       Equity      Balanced      Stock      Estate
                                              Fund      Fund        Fund         Fund        Fund        Fund       Total
                                           ----------------------------------------------------------------------------------
 Assets

 Investments, at fair value, and cash

 Group annuity contracts                   $311,989       $-         $-           $-          $-        $-         $311,989
 Corporate bonds                              1,990        -          -            -           -         -            1,990
 Mutual funds                                37,353        -          -            -           -         -           37,353
 Commingled funds                             6,849        -          -            -           -         -            6,849
 Mortgages                                    5,077        -          -            -           -         -            5,077
 Investments in International Paper
  Company common stock
  (cost $408,611)                               -     691,982         -            -           -         -          691,982
 Investments in Diversified Equity
  Fund (cost $44,166)                           -          -       47,964          -           -         -           47,964
 Investments in Balanced Fund
  (cost $24,893)                                -          -          -         25,650         -         -           25,650
 Investments in USG Stock Fund
  (cost $814)                                   -          -          -            -           85        -               85
 Real estate                                    -          -          -            -           -       1,435          1,435
 Cash and temporary investments               1,701     2,101         -              1          7      1,570          5,380
                                           --------------------------------------------------------------------------------

   Total investments and cash               364,959   694,083      47,964       25,651         92      3,005      1,135,754
                                           --------------------------------------------------------------------------------

 Receivables

 Dividends and interest                       2,053       152          11           23         -           2          2,241
 Employee contributions                          14     2,250         436          381         -         -            3,081
 Employer contributions                         818     1,763         -            -           -         -            2,581
 Loan repayments                                 30       641          86           17         -         -              774
 Loans                                       10,783    28,637       1,901          658          5        -           41,984
 Transfers-in                                 7,536        -        1,857          935         -         -           10,328
                                           --------------------------------------------------------------------------------

   Total receivables                         21,234    33,443       4,291        2,014          5          2         60,989
                                           --------------------------------------------------------------------------------

   Total assets                             386,193   727,526      52,255       27,665         97      3,007      1,196,743
                                           --------------------------------------------------------------------------------

 Liabilities

 Distributions                               (6,438)   (4,898)     (1,066)        (249)        -         -          (12,651)
 Loans                                         (716)     (208)       (221)         (53)        -         -           (1,198)
 Transfers-out                                  -      (2,426)       (805)         -           -      (1,556)        (4,787)
                                           --------------------------------------------------------------------------------

   Total liabilities                         (7,154)   (7,532)     (2,092)        (302)        -      (1,556)       (18,636)
                                           --------------------------------------------------------------------------------

 Net assets available for benefits         $379,039  $719,994     $50,163      $27,363        $97     $1,451     $1,178,107
                                           ================================================================================

                                           12


 NOTE 7.  Selected financial data of the Combined Defined
          Contribution Trust Fund - (Continued):

                                                INTERNATIONAL PAPER COMPANY
                                          COMBINED DEFINED CONTRIBUTION TRUST FUND
                                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                     DECEMBER 31, 1992
                                                       (in thousands)

                                              Fixed   Company   Diversified                             USG       Real
                                             Income    Stock       Equity      Balanced   Government   Stock    Estate
                                              Fund     Fund        Fund         Fund       Fund        Fund      Fund       Total
                                           --------------------------------------------------------------------------------------


 Assets

 Investments, at fair value, and cash

 Group annuity contracts                   $334,991  $   -     $  -           $  -        $  -        $  -      $  -     $  334,991
 Corporate bonds                              3,918      -        -              -           -           -         -          3,918
 Mutual funds                                10,382      -        -              -           -           -         -         10,382
 Commingled funds                             7,860      -        -              -           -           -         -          7,860
 Mortgages                                    6,289      -        -              -           -           -         -          6,289
 U. S. government securities                   -         -        -              -            693        -         -            693
 Investments in International Paper
  Company common stock
  (cost $378,957)                              -      652,593     -              -           -           -         -        652,593
 Investments in Diversified Equity
  Fund (cost $20,617)                          -         -      21,381           -           -           -         -         21,381
 Investments in Balanced Fund
  (cost $8,662)                                -         -        -             8,717        -           -         -          8,717
 Investments in USG Stock Fund
  (cost $899)                                  -         -        -              -           -             83      -             83
 Real estate                                   -         -        -              -           -           -        3,186       3,186
 Cash and temporary investments                   1     3,194        2              2           2          68        28       3,297
                                          ----------------------------------------------------------------------------------------

   Total investments and cash               363,441   655,787   21,383          8,719         695         151     3,214   1,053,390
                                           ---------------------------------------------------------------------------------------

 Receivables

 Dividends and interest                       2,297        92        2           -              1           1      -          2,393
 Employee contributions                         216     1,407      308             51          20        -         -          2,002
 Employer contributions                        -        1,044     -              -           -           -         -          1,044
 Loan repayments                               -          473     -              -              3        -         -            476
 Loans                                        6,702    26,088    1,051            364          37           5      -         34,247
 Transfers-in                                    66        36    7,574          4,395        -           -         -         12,071
                                           ---------------------------------------------------------------------------------------
   Total receivables                          9,281    29,140    8,935          4,810          61           6      -         52,233
                                           ---------------------------------------------------------------------------------------

   Total assets                             372,722   684,927   30,318         13,529         756         157     3,214   1,105,623
                                          ----------------------------------------------------------------------------------------

 Liabilities

 Employer contributions                     (   207)     -        -              -           -           -         -     (      207)
 Distributions                              ( 4,372)  ( 5,450) (   106)       (     8)       -           -         -     (    9,936)
 Loans                                      (   570)  ( 1,781) (   192)       (    15)       -           -         -     (    2,558)
 Administrative fees                        (   136)  (     4)    -              -           -           -         -     (      140)
 Transfers-out                              ( 8,348)  ( 3,634) (     2)          -        (    72)   (     62)     -     (   12,118)
                                           ---------------------------------------------------------------------------------------

   Total liabilities                        (13,633)  (10,869) (   300)       (    23)    (    72)   (     62)     -     (   24,959)
                                           ---------------------------------------------------------------------------------------

 Net assets available for benefits         $359,089  $674,058  $30,018        $13,506     $   684     $    95   $ 3,214  $1,080,664
                                           ========================================================================================


                                          13


 NOTE 7.  Selected financial data of the Combined Defined
          Contribution Trust Fund - (Continued):


                                                INTERNATIONAL PAPER COMPANY
                                          COMBINED DEFINED CONTRIBUTION TRUST FUND
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                YEAR ENDED DECEMBER 31, 1993
                                                       (in thousands)

                                          Fixed    Company   Diversified                     USG         Real
                                         Income     Stock       Equity       Balanced       Stock       Estate
                                          Fund       Fund        Fund          Fund         Fund         Fund           Total
                                       ------------------------------------------------------------------------------------------

 Change attributable to:
  Investment activities -
    Dividend and interest income        $ 27,599   $ 18,182  $   1,321    $    1,366       $ -          $    4         $   48,472
    Unrealized appreciation
     (depreciation) of investments          (173)     6,541      2,201           703           20         (202)             9,090
    Net gain (loss) on sale of
     investments                              73      6,238        112            19          (16)          (4)             6,422
    Other income (expense)                   (65)        (4)        (4)           22         -            -                   (51)
                                       ------------------------------------------------------------------------------------------

    Net investment income (loss)          27,434     30,957      3,630         2,110            4         (202)            63,933

  Employee contributions                  18,880     42,903      3,016         1,251          -           -                66,050
  Employer contributions                   8,721     25,189        757           535          -           -                35,202
  Transfers, net                          (2,667)    (8,709)    15,182        10,432           67       (1,556)            12,749
                                       ------------------------------------------------------------------------------------------

    Total                                 52,368     90,340     22,585        14,328           71       (1,758)           177,934
                                       ------------------------------------------------------------------------------------------

  Distributions and withdrawals          (32,275)   (43,264)    (2,381)         (445)         (69)          (5)           (78,439)
  Administrative fees                       (827)    (1,140)       (59)          (26)         -           -                (2,052)
                                       ------------------------------------------------------------------------------------------

    Total                                (33,102)   (44,404)    (2,440)         (471)         (69)          (5)           (80,491)
                                       ------------------------------------------------------------------------------------------

    Net increase (decrease)               19,266     45,936     20,145        13,857            2       (1,763)            97,443

  Net assets available for benefits:
    December 31, 1992                    359,773    674,058     30,018        13,506           95        3,214          1,080,664
                                       ------------------------------------------------------------------------------------------

    December 31, 1993                   $379,039   $719,994  $  50,163    $   27,363       $   97       $1,451         $1,178,107
                                       ==========================================================================================

                                          14



 NOTE 7.  Selected financial data of the Combined Defined
          Contribution Trust Fund - (Continued):


                                                INTERNATIONAL PAPER COMPANY
                                          COMBINED DEFINED CONTRIBUTION TRUST FUND
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                             SIX MONTHS ENDED DECEMBER 31, 1992
                                                       (in thousands)

                                          Fixed    Company   Diversified                              USG        Real
                                         Income     Stock       Equity    Balanced    Government     Stock      Estate
                                          Fund       Fund        Fund       Fund        Fund         Fund        Fund      Total
                                       -----------------------------------------------------------------------------------------



 Change attributable to:
  Investment activities -
    Dividend and interest income       $ 14,133   $  8,332  $   425      $   237      $     7       $  1        $   14  $   23,149
    Unrealized appreciation
     (depreciation) of investments           44    (27,976)     909           18         -           (37)         (109)    (27,151)
    Net gain (loss) on sale of
     investments                            153       (349)      51            2         -            (1)           (1)       (145)
    Otherincome                              42        -       -            -            -           -            -             42
                                      ------------------------------------------------------------------------------------------

    Net investment income (loss)         14,372    (19,993)   1,385          257            7        (37)          (96)     (4,105)

  Employee contributions                 12,631     17,349    1,195           76           27        -            -         31,278
  Employer contributions                  3,300     11,832     -            -            -           -            -         15,132
  Transfers-in                          350,574    686,245   27,750       13,202          657        132         3,324   1,081,884
                                       -----------------------------------------------------------------------------------------

    Total                               380,877    695,433   30,330       13,535          691         95         3,228   1,124,189
                                       ------------------------------------------------------------------------------------------

  Distributions and withdrawals         (21,177)   (20,788)    (299)         (25)          (7)       -             (14)    (42,310)
  Administrative fees                      (611)      (587)     (13)          (4)        -           -            -         (1,215)
                                       ------------------------------------------------------------------------------------------

    Total                               (21,788)   (21,375)    (312)         (29)          (7)       -             (14)    (43,525)
                                       ------------------------------------------------------------------------------------------

    Net increase                        359,089    674,058   30,018       13,506          684         95         3,214   1,080,664

 Net assets available for benefits:
     July 1, 1992                          -          -        -            -            -           -            -           -
                                       -----------------------------------------------------------------------------------------

     December 31, 1992                 $359,089   $674,058  $30,018      $13,506      $   684       $ 95        $3,214  $1,080,664
                                       ==========================================================================================

                                          15


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   INTERNATIONAL PAPER COMPANY
                                     RETIREMENT SAVINGS PLAN
                                         (Name of Plan)



                               By           /s/ ROBERT M. BYRNES
                                  ---------------------------------------
                                  Robert M. Byrnes, Senior Vice President
                                      and Administrator of the Plan

   Date:  June 23, 1994
          Purchase, New York






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